Exhibit 15
Telvent reaches agreement to acquire, for $445 million, U.S.-based business information services provider DTN.
•	Telvent strengthens its market presence in key segments, such as energy and agriculture, for a more sustainable world.

•	Telvent reinforces its U.S. base and secures a significant position in the growing information services sector.
September 15, 2008. — Telvent (NASDAQ: TLVT), the IT company for a sustainable and secure world, announced today that it has signed an agreement to acquire one hundred percent of U.S.-based business information services provider, DTN Holding Company, Inc. (DTN), headquartered in Omaha, Nebraska. The acquisition represents an all cash purchase of DTN for a total enterprise value of $445 million U.S. dollars (approx. 310 million Euros), to be financed through a combination of fully funded senior indebtedness and the issuance of common equity. The transaction is expected to close in the fourth quarter of 2008 and is subject to customary regulatory and shareholder approvals.
DTN, which commenced business in 1984, is a leading business information services provider delivering critical data that enables and empowers its subscribers to make smarter decisions in today’s challenging and dynamic world. With more than 700,000 subscribers, DTN focuses on delivering high value-added proprietary content to key decision makers across the markets it serves, including agricultural, energy and environmental industries. With the addition of DTN, Telvent acquires leading market positions and brands, an extensive library of proprietary content and solutions, and a robust real-time data delivery platform. DTN expects 2008 revenues to be approximately $180 million, with more than 90% of sales derived from subscription-based services.
DTN brings with it a highly qualified team of professionals, as well as a strong and committed management team that will continue to operate DTN and create substantial value for Telvent’s shareholders. With approximately 700 employees, DTN will raise the Telvent headcount to more than 6,000 worldwide, nearly 2,000 of which will be based in North America.
The acquisition of DTN marks another important strategic step in Telvent fulfilling its vision to help build a sustainable world, by adding an important new segment, agriculture — and by strengthening its existing energy, transportation and environment segments. DTN has a large list of world class customers in the areas of downstream refined fuels, wind farms, grain producers, agribusinesses, biofuels producers, departments of transportation and aviation companies, among others.

With this acquisition, Telvent reinforces not only the amount of critical information that it will be able to offer to its customers, but also the alternatives on how to access that information.
“We are extremely excited about the acquisition of DTN because of its perfect fit with Telvent’s strategy,” stated Manuel Sanchez, Telvent’s Chairman and Chief Executive Officer. “We see strong synergies between the two companies that will result in significant global growth opportunities, by introducing a new information technology delivery model, as well as adding valuable products and solutions to our current portfolio of customers worldwide. These value-added services and solutions are expected to result in more recurrent revenues and improved operating margins for Telvent.”
“Moreover, the combined debt and equity financing of this transaction signals the support of Telvent’s overall strategy by the financial community, which is very positive under the existing challenging market conditions” he added.
Robert Gordon, Chief Executive Officer of DTN commented, “We are thrilled about the future with Telvent, which will allow us to develop a long-term plan headed to better serve our customers with the information and systems that they need to make day-to-day critical decisions. We see many opportunities to integrate our services and achieve extensive new growth on a global scale, while allowing our professionals to develop their careers in a solid global company”.
Manuel Sánchez, Robert Gordon and Barbara Zubiria, Telvent’s Chief Financial Reporting Officer and Head of Investor Relations, will host a conference call, which will be simultaneously webcast, at 9:00 a.m. Rockville, MD, time / 3:00 p.m. Madrid, Spain, time, on Wednesday, September 17, 2008.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the website approximately two hours after the conference call is completed.
About Telvent
Telvent (NASDAQ: TLVT) is a unique global company listed on the NASDAQ Stock Exchange and a component of the CleanTech IndexTM — the first, and only, stock market index of leading clean technology (“cleantech”) companies.
Telvent, the IT Company for a sustainable and secure world, specializes in high-value-added products, services and integrated solutions in the Energy, Transportation, Environmental and Public Administration industry segments, as well as Global Services. Its innovative technology and proven experience help ensure secure and efficient management of the operating and business processes of the world’s leading companies. (www.telvent.com)

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About DTN
DTN, a private company based in Omaha, Nebraska, is the leading business information services company focused on agricultural, energy and environment business markets.  The company delivers business critical information to more than 700,000 subscribers across its vertical markets.  For more information about DTN visit www.dtn.com.
Statement of Purpose
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 10, 2008, and updated, if applicable, on Telvent’s Quarterly Reports on Form 6-K for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 22, 2008.
Investor Relations Contact
Bárbara Zubiría
Tel. +34 902 335599
Email: barbara.zubiria@telvent.com
Lucia Domville
Tel. +1 646 284 9416
Email: ldomville@hfgcg.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@abengoa.com